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COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES                                                                  EXHIBIT 12
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( in thousands )
                                                                                      Years ended December 31,
                                                                          1999                  1998                1997

EARNINGS AS DEFINED:
Earnings from operations before income taxes after eliminating
     undistributed earnings of 20%- to 50%-owned affiliates        $        256,519  $               229,458 $        283,718
Fixed charges excluding capitalized interest and preferred stock
     dividends of majority-owned subsidiary companies                        50,668                   52,113           22,618

Earnings as defined                                                $        307,187  $               281,571 $        306,336

FIXED CHARGES AS DEFINED:
Interest expense, including amortization of debt issue costs       $         45,219  $                47,108 $         18,543
Interest capitalized                                                            356                      341            1,193
Portion of rental expense representative of the interest factor               5,449                    5,005            4,075
Preferred stock dividends of majority-owned subsidiary companies                 80                       80               80

Fixed charges as defined                                           $         51,104  $                52,534 $         23,891

RATIO OF EARNINGS TO FIXED CHARGES                                             6.01                     5.36            12.82
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